SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

(Amendment No.     )1

B.H.I.T. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066-82N-101

(CUSIP Number)

Christopher J. Hubbert

Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066-82N-101	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harvey J. Polly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

986,250
8 SHARED VOTING POWER

100,000
9 SOLE DISPOSITIVE POWER

986,250
10 SHARED DISPOSITIVE POWER

100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,086,250[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON*

IN

[1]	Includes 100,000 shares beneficially owned by Mr. Polly’s wife.

CUSIP No. 066-82N-101

Item 1.	Security and Issuer.

This original Schedule 13D Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 1301 East 9th Street, Suite 3300, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Harvey J. Polly. Mr. Polly is a director of the Company.

(b) The residence address of Mr. Polly is 2901 South Ocean Blvd., Penthouse 5, Highland Beach, Florida 33487.

(c) Mr. Polly is retired.

(d) Negative with respect to Mr. Polly.

(e) Negative with respect to Mr. Polly.

(f) Mr. Polly is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Polly purchased the Common Stock with his personal funds.

Item 4.	Purpose of Transaction.

Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Polly does not currently have plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(ii) the sale or transfer of a material amount of assets of the Company;

(iii) a change in the present board of directors or management of the Company (other than Mr. Polly’s appointment to the board on January 24, 2007);

(iv) a material change in the present capitalization or dividend policy of the Company;

(v) a material change in the business or corporate structure of the Company;

(vi) a change to the certificate of incorporation, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

CUSIP No. 066-82N-101

(vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s Common Stock;

(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (i) through (viii) above.

Mr. Polly reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, as a director of the Company, Mr. Polly may formulate and participate in the formulation of plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based solely on the Company’s most recent filing with the Securities and Exchange Commission, there are currently 14,922,051 shares of Common Stock outstanding. Mr. Polly may be deemed to beneficially own 1,086,250 shares of Common Stock, or 7.3% of the Company’s outstanding Common Stock.

(b) Mr. Polly has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 9,86,250 shares of Common Stock owned by him and shares power to vote, or to direct the voting of, and shared power to disposed, or to direct the disposition of, 100,000 shares owned by his wife. Mr. Polly disclaims beneficial ownership of the 100,000 shares owned by his wife.

(c) On January 24, 2007, Mr. Polly purchased 586,250 shares of Common Stock from Summa Holdings, Inc. at a price of $0.25 per share, or an aggregate purchase price of $146,562.50, pursuant to the Stock Purchase Agreement attached hereto as Exhibit 7.1. Mr. Polly has not effected any other transactions in the Company’s shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

7.1	Stock Purchase Agreement dated as of January 24, 2007 among Summa Holdings, Inc. and the Purchasers listed on Exhibit A thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2007

/s/ Harvey J. Polly
Harvey J. Polly